

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

Michael Rathburn
Vice President
Everflow Eastern Partners, L.P.
585 West Main Street
Canfield, Ohio 44406

Re: Everflow Eastern Partners, L.P.
Schedule TO-I filed April 28, 2023
File No. 005-42364

Dear Michael Rathburn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the tender offer materials.

Schedule TO-I filed April 28, 2023

Identity and Background of Filing Person, page 2

1.   Please revise to include the information required by Item 1003(a) of Regulation M-A with respect to each person specified in Instruction C to Schedule TO.

Offer to Purchase for Cash
Introduction, page 9

2.   We note your disclosure on page 9 that "Canfield Energy Ltd., an entity in which certain officers and directors of EMC have ownership interests, intends to tender 1,447 Units pursuant to the Offer" and that "[t]he Company has been advised that no other *executive officers or directors* of EMC intend to tender Units pursuant to the Offer" (emphasis added). If Units are to be purchased from any other affiliates of the Company, please revise to disclose. See Item 1004(b) of Regulation M-A.

Offer to Purchase - Risk Factors, page 9

3.   We note the following statement on page 10 of the Offer to Purchase: "Management has previously explored the possible sale of the Company, but has not discussed the potential sale of the Company with any potential purchaser in the past several years." Please revise to clarify when the Company "previously" explored the possible sale, and how it did so, describing any steps taken to analyze or pursue the sale option. Your expanded disclosure should make clear why this disclosure appears under Risk Factors.

4.   Refer to the following statement on page 11 of the Offer to Purchase under the subheading "Decrease in Cash and Equivalents to Fund the Offer": "If the Company needs to use a significant portion of its cash and equivalents for the Offer, it may be forced to reduce future discretionary cash distributions to Unitholders." Revise to clarify what would constitute "a significant portion" for these purposes.

Certain Conditions of the Offer, page 15

5.   While the Offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to assert such conditions and by implication terminate the Offer "regardless of the circumstances giving rise to any such condition[s]" potentially renders the Offer illusory because the action or inaction of the Company or its affiliates could serve as justification for terminating the Offer. To avoid the Offer potentially constituting an illusory offer in contravention of Section 14(e) of the Exchange Act, please revise to remove the implication that the Offer conditions may be triggered by action or inaction of the Company or any of its affiliates.

6.   We note the following disclosure: "The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or before the Expiration Date." This language suggests that if a condition is "triggered" and the offeror fails to assert the condition, the offeror will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the offeror may be required to extend the Offer and recirculate new disclosure to Unitholders. Please confirm the Company's understanding in your response letter. In addition, when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the offeror should inform Unitholders how it intends to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

7.   Refer to the disclosure in the first paragraph of this section. Revise to clarify that the Company may "postpone the purchase of, or payment for, Units tendered" only if it

extends the Offer.

8. Refer to subparts (a) and (b) here. So that Unitholders can understand the scope of these Offer conditions, briefly explain, by footnote or otherwise, what would cause the partnership status of the Company to terminate under Section 708 of the Code or jeopardize its status as a partnership for federal income tax purposes.

9. Refer to subpart (e) on page 16. Revise to clarify what you mean by a "limitation on prices for" traded securities, or delete.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions